

June 1, 2009

Mr. Michael Lee
Chief Financial Officer
China YouTV Corp.
8th floor, MeiLinDaSha, Ji 2
GongTi Road, East
Beijing, China 10027

>   **Re: China YouTV Corp.**
>   **Form 8-K Filed May 14, 2009**
>   **Form 8-K/A Filed May 29, 2009**
>   **File No. 001-32984**

Dear Mr. Lee:

       We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A Filed May 29, 2009

1.   We note your amended disclosure "China YouTV Corp.'s board of directors and management have decided to change independent accountants." Please expand your disclosure to state whether the former auditor either: i) resigned, ii) declined to stand for re-election or iii) was dismissed. Please also disclose the date of this event. Refer to Item 304(a)(1)(i) of Regulation S-K.

2.   We note from your 8-K filed on May 14, 2009 you disclose "Prior to the engagement of Moore & Associates, the Registrant did not consult with it on the application of accounting principles to any specific transaction nor the type of audit opinion that might be rendered on the Registrant's financial statements." We also note in your 8-K/A filed May 29, 2009 you disclose "Moore & Associates has been consulted on our financial statements for the fiscal years ended June 30, 2008 and 2007 and had agreed to review our quarterly financial

statements for the period ended March 31, 2009." Pleas reconcile these contradictory statements and tell us which disclosure is applicable for consultations occurring within the two most recent fiscal years and any subsequent interim period prior the engagement of Moore & Associates. Please note that consultations subsequent to the engagement of Moore & Associates are not within the scope of consultations required top be disclosed pursuant to Item 304(a)(2) of Regulation S-K.

3.   We note you disclose "There is no disagreement with Michael T. Studer on any matter of accounting principles or practices, financial statement disclosure of auditing scope or procedure." Please expand your disclosure to state, if true, that there were no disagreements "during your two most recent fiscal years and any subsequent interim period" preceding termination / resignation of the prior auditor. Refer Item 304(a)(1)(iv) of Regulation S-K.

4.   We note you disclose you have "requested that Michael T. Studer furnish [you] with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with [your] statements." Please note that Item 304(a)(3) of Regulation S-K requires that the letter be furnished in an amended Form 8-K within two business days after receiving such letter, but no later than ten business days after filing your initial Form 8-K. In your response to this comment, please confirm to us that you will obtain and provide this letter as an exhibit to your amended Form 8-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319, or John Cannarella at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief